VIA EDGAR

August 18, 2020

Ms. Joyce Sweeney, Senior Staff Accountant

Ms. Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation

Form 10-K for the Year Ended December 31, 2019

Filed January 30, 2020

Form 10-Q for the Quarter Ended March 31, 2020

Filed April 30, 2020

File No. 001-32871

Dear Ms. Sweeney and Ms. Collins:

We are writing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “SEC”) dated July 21, 2020 relating to Comcast Corporation’s Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarter ended March 31, 2020. For your convenience, we have reproduced the Staff’s comment preceding our response below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-Q for the Quarter Ended March 31, 2020

Guarantee Structure, page 32

1.	We note that you have chosen to voluntarily comply with the amendments contained in SEC Release No. 33-10762, “Financial Disclosures about Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize a Registrant’s Securities,” in advance of the effective date of the amendments. Please tell us how you considered the requirement to disclose summarized financial information of each issuer and guarantor of each guaranteed security as specified in Rule 13-01(a)(4) of Regulation S-X. Additionally, revise your disclosure of the Guarantors’ notes payable to and receivables from other Comcast subsidiaries as of March 31, 2020 to also disclose such amounts as of December 31, 2019 as required by Rule 13-01(a)(4)(v), and clarify whether those amounts, or any other amounts disclosed pursuant to Rule 13-01(a)(4), represent current or non-current assets and liabilities.

Response

Comcast Corporation (“Comcast”) has a series of guarantee structures in place relating to its debt and the debt outstanding at certain of its consolidated subsidiaries. NBCUniversal Media, LLC (“NBCUniversal”), Comcast Cable Communications, LLC (“Comcast Cable”) and Comcast Holdings Corporation (“Comcast Holdings”) are each consolidated subsidiaries subject to the periodic reporting requirements of the SEC, and beginning with our Form 10-Q for the quarter ended March 31, 2020 (the “First Quarter 10-Q”), we have included the disclosures specified in Rule 13-01 of Regulation S-X in satisfaction of these requirements.

Comcast, NBCUniversal and Comcast Cable fully and unconditionally, jointly and severally, guarantee each other’s debt securities and NBCUniversal and Comcast Cable also guarantee other borrowings of Comcast. For purposes of our disclosures under Rule 13-01, Comcast, NBCUniversal and Comcast Cable comprise an “Obligor Group” (as such term is used in SEC Release No. 33-10762, “Financial Disclosures about Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize a Registrant’s Securities”). Comcast also provides a full and unconditional guarantee of certain debt securities issued by Comcast Holdings and together, these two entities comprise a separate “Obligor Group.”

As discussed during our July 9, 2020 call with the Staff, we performed a detailed analysis and concluded that the full summarized financial information specified in Rule 13-01(a)(4) for each Obligor Group would not have been material. Because the disclosures specified in Rule 13-01(a) are only required to the extent material, we did not provide full summarized financial information in the First Quarter 10-Q1. Instead, we provided qualitative disclosure regarding the nature of each Obligor Group and the relationships among the members within each Obligor Group, each of which is a holding company with subsidiary operating companies, and we provided certain quantitative balance sheet disclosures, including external debt and intercompany notes payable to and receivables from non-guarantor subsidiaries.

In response to the Staff’s comment, we have updated the disclosures in our Form 10-Q for the quarter ended June 30, 2020 to (i) expand the description of the “combined” basis of presentation for the quantitative information related to each Obligor Group; (ii) present the quantitative disclosures for Comcast Holdings, as subsidiary issuer, on a combined basis with Comcast, as guarantor; (iii) provide comparative balances for the notes payable to and receivables from non-guarantor subsidiaries as of December 31, 2019 and specify that the amounts disclosed are classified as non-current; and (iv) disclose that excluding investments in non-guarantor subsidiaries, external debt and the non-current notes payable to and receivables from non-guarantor subsidiaries, the entities in each Obligor Group do not have material assets, liabilities or results of operations.

____________________
1 Our analysis did consider the four non-exclusive scenarios included in Rule 13-01(a)(4)(vi) under which summarized financial information would not be required to be disclosed by the parent company, including the scenario specific to holding companies. We concluded that we did not directly fall under any of these four non-exclusive scenarios as a result of the balance sheet items for which we provide separate quantitative disclosure as discussed above. SEC Release No. 33-10762 notes, beginning at page 70, that “While we believe these scenarios generally capture the situations under which the financial information would not be material and may be omitted, there may be other scenarios under which the parent company may conclude Summarized Financial Information is not necessary. These scenarios would be evaluated under the general materiality provision of Rule 13-01(a). Based on this analysis, if a parent company determines that not all of the required financial information is material, the information that is not material may be omitted without additional disclosure or explanation. Thus, under the final rule, the parent company could either rely on one of the identified scenarios, if applicable, to omit information that is not material, or make its own assessment based upon a consideration of other relevant facts and circumstances.”

Our disclosure controls and procedures include processes to monitor for changes in circumstances relating to the financial information of each Obligor Group. We undertake to update these disclosures in future filings to the extent appropriate given the circumstances at that time.

* * *

In connection with our response to the Staff’s comment, we acknowledge that Comcast and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (215) 286-6053 with any questions you may have with respect to the foregoing.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Daniel C. Murdock
	Name:	Daniel C. Murdock
	Title:	Executive Vice President, Chief Accounting Officer and Controller

cc:

Michael J. Cavanagh, Chief Financial Officer

Thomas J. Reid, Chief Legal Officer and Secretary

Jeffrey A. Honickman, Director and Chairman of Audit Committee

John Meade, Davis Polk & Wardwell LLP

John Malvisi, Deloitte & Touche LLP

3